EXHIBIT 3.1

ARTICLE III, SECTION 2 OF THE AMENDED AND RESTATED BYLAWS OF X-RITE, INCORPORATED

ARTICLE III. SHAREHOLDERS

Section 2. Annual Meeting. Annual meetings of shareholders for election of directors and for such other business as may come before the meeting shall be held on such date and at such time and place as may be fixed from year to year by the Board of Directors.